UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    Under the Securities Exchange Act of 1934

                              (Amendment No. 21 )*

                             Synovus Financial Corp.
                                (Name of Issuer)

                          $1.00 Par Value Common Stock
                         (Title of Class of Securities)

                                   87161C-10-5
                                 (CUSIP Number)


Check the following box if a fee is being paid with this statement |_|. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
















                                Page 1 of 9 pages


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                                       13G

CUSIP No.  87161C-10-5
--------------------------------


1          NAME OF REPORTING PERSONS
           S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

           Synovus Financial Corp., as Parent Holding Company of its various banking and trust company subsidiaries, Columbus Bank and Trust Company, as the Parent Bank of Synovus Trust Company, and Synovus Trust Company, in various fiduciary capacities.

2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
            (a)  |_|
            (b)  |X|

3          SEC USE ONLY



4          CITIZENSHIP OR PLACE OF ORGANIZATION

                 Georgia

Number of         5       SOLE VOTING POWER
Shares
Benefi-                      8,600,591
cially
Owned By
Each
Reporting
Person With
                  6      SHARED VOTING POWER

                               292,441

                  7      SOLE DISPOSITIVE POWER

                             9,732,880

                  8      SHARED DISPOSITIVE POWER

                             6,328,284

9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
             16,061,164

             (Includes Beneficial Ownership disclaimed)

10         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES


11         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             13.8%

12         TYPE OF REPORTING PERSON

             BK and HC


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                                                                    Page 3 of 9


                        SCHEDULE 13G UNDER THE SECURITIES
                              EXCHANGE ACT OF 1934

Check the following box if a fee is being paid with this statement.  [   ]

1.       (a)      Name of Issuer: Synovus Financial Corp.

         (b)      Address of Issuer's Principal Executive Offices:

                  One Arsenal Place

                  901 Front Avenue, Suite 301

                  Columbus, Georgia 31901

2.       (a) & (b)  Name and Principal Business Office of Persons Filing:

                  Synovus Trust Company, 1148 Broadway

                  Columbus, Georgia   31901

                  Columbus Bank and Trust Company, 1148 Broadway

                  Columbus, Georgia    31901

                  Synovus Financial Corp., One Arsenal Place, 901 Front Avenue

                  Suite 301, Columbus, Georgia 31901

         (c)      Citizenship:

                  Synovus Financial Corp. is a Georgia business corporation and its banking and trust company subsidiaries are Georgia, Florida, Alabama and National Banking corporations and trust companies.

         (d)      Title of class of securities: $1.00 par value common stock.

         (e)      CUSIP No. 87161C-10-5

3.       Check whether person filing is a:

         (a)      [ ]    Broker or Dealer registered under Section 15 of the Act

         (b)      [X]    Bank as defined in section 3(a)(6) of the Act





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                                                                     Page 4 of 9



         (c)      [ ]    Insurance Company as defined in section 3(a)(19) of the
                         Act

         (d)      [ ]    Investment Company registered under section 8 of the
                  Investment Company Act

         (e)      [ ]    Investment Adviser registered under section 203 of the
                  Investment Advisers Act of 1940

         (f)      [ ]    Employee  Benefit  Plan,  Pension  Fund which is
                         subject to the provisions of the Employee  Retirement
                         Income Security Act of 1974 or Endowment Fund; see subsection 240.13d-1(b)(1)(ii)(F)

         (g)      [X]    Parent Holding Company, in accordance with
                         subsection 240.13d-1(b)(ii)(G) (Note:  See Item 7)

         (h)      [ ]    Group, in accordance with subsection
                         240.13d-1(b)(1)(ii)(H)

4. If the percent of the class owned, as of December 31 of the year covered by the statement, or as of the last day of any month described in Rule 13d-1(b)(2), if applicable, exceeds five percent, provide the following information as of that date and identify those shares which there is a right to acquire.

         (a) Amount beneficially owned (Includes shares as to which beneficial ownership is disclaimed).

                  December 31, 1996        16,061,164

         (b)      Percent of Class:             13.8%

         (c)      Number of shares as to which such person has:

                  (i)    Sole power to vote or to direct the vote

                              8,600,591

                  (ii)   Shared power to vote or to direct the vote

                                292,441

                  (iii)  Sole power to dispose or to direct the disposition of

                              9,732,880

                  (iv)   Shared power to dispose or to direct the disposition of

                              6,328,284




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                                                                     Page 5 of 9



         For an additional discussion on this item, see Exhibits "A", "B" and "C" attached hereto.


5.       Ownership of Five Percent or Less of a Class.

         If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

            Not Applicable


6.       Ownership of More than Five Percent on Behalf of Another Person.

         If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

            See Exhibit "B"


7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

         If a parent holding company has filed this schedule, pursuant to Rule 13d-1(b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identification of the relevant subsidiary.

            See Exhibit "C"


8.       Identification and Classification of Members of the Group.

         If a group has filed this schedule pursuant to Rule 13d-1(b)(ii)(H), so indicate under Item 3(h) and attach an exhibit stating the identity and
         Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-1(c), attach an exhibit stating the identity of each member of the group.

            Not Applicable




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                                                                     Page 6 of 9


9.       Notice of Dissolution of Group.

         Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

            Not Applicable


10. Certification. By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect. After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        SYNOVUS FINANCIAL CORP.



                                        By:  /s/G. Sanders Griffith, III
                                             G. Sanders Griffith, III
                                             Senior Executive Vice President

February 5, 1997
Date

                                        COLUMBUS BANK AND TRUST
                                        COMPANY


                                        By: /s/James D. Yancey
                                            James D. Yancey
                                            Vice Chairman
February 5, 1997
Date

                                        SYNOVUS TRUST COMPANY


                                        By:/s/George G. Flowers
                                           George G. Flowers
                                           President
February 5, 1997
Date


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                                                                     Page 7 of 9

                                   EXHIBIT "A"

         In addition to the securities  identified in the response to item 4, as of December  31, 1996,  the banking and trust  company  subsidiaries  of Synovus

Financial Corp.  possessed neither sole nor shared voting or investment power in connection  with  10,582,207  shares  of the  class of  securities  which is the subject of this report which were held in various agency,  custody,  safekeeping or asset management  capacities,  or with brokers, for various agency,  custody,

safekeeping or asset management  customers.  Such securities are not included in the response to such item in this report. However, appropriate disclosures, such as that  currently at hand, by "footnote" or otherwise,  will be included in all future  reports  to  identify  the  volume of such  securities  held in  agency,

custody, safekeeping, asset management or other capacities in which they possess neither sole or shared voting or investment power. See exhibit "C".






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                                                                    Page 8 of 9
                                   EXHIBIT "B"

         As of December 31, 1996,  Synovus Trust Company,  a wholly-owned  trust company  subsidiary of Columbus Bank and Trust Company,  a wholly-owned  banking subsidiary  of  Synovus  Financial  Corp.,  all of which are  signatory  parties hereto,  possessed in various fiduciary capacities,  the right to receive or the power to direct the receipt of dividends  from, or the proceeds from the sale of

13.5% of the class of the securities which is the subject of this report, as set forth below,  the beneficial  ownership of which is disclaimed.  The other known persons  having the right,  as of December 31, 1996,  to receive or the power to direct the receipt of  dividends  from,  or the  proceeds  from the sale of, the class of  securities  which is the  subject of this  report,  are other  banking subsidiaries  of Synovus  Financial  Corp.  as  identified  in Exhibit  "C", the beneficial  ownership  of  which  is  disclaimed.  None  of such  other  banking subsidiaries,  as of  December  31,  1996,  individually  or in  the  aggregate,

possessed such right or power relating to more than five percent of the class of securities which is the subject of this report.


         Held by Synovus  Trust  Company in various  fiduciary  capacities as of

December 31, 1996:

        Sole             Shared           Sole Power         Shared Power
    Voting Power      Voting Power        To Dispose         To Dispose
    ------------     -------------        ----------         ------------
     8,223,246          292,441           9,355,535          6,328,284


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                                                                    Page 9 of 9
                                   EXHIBIT "C"


         Identified below are the subsidiaries of Synovus Financial Corp. and its wholly-owned banking subsidiary, Columbus Bank and Trust Company, which hold, in various fiduciary capacities, the class of securities which is the subject of this report.


          (1) Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company.

          (2) The Quincy State Bank, a banking subsidiary of Synovus Financial Corp.

          (3) The National Bank of South Carolina, a banking subsidiary of Synovus Financial Corp.

The respective beneficial ownership by those subsidiaries of Synovus Financial Corp. that held, as of December 31, 1996, the class of securities which is the subject of this report is identified below.

(1) Synovus Trust Company, The Quincy State Bank, and The National Bank of South Carolina maintained in various fiduciary capacities as to which they possessed sole voting and/or investment power, 9,355,535; 209,190; and 168,155 shares of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

(2) Synovus Trust Company maintains in various fiduciary capacities as to which it possessed shared voting and/or investment power, 6,328,284 shares of the class of securities which is the subject of this report, the beneficial ownership of which is disclaimed.

In addition to the foregoing, and as referenced in Exhibit "A" hereto, Synovus Trust Company, a trust company subsidiary of Columbus Bank and Trust Company, The National Bank of South Carolina and The Quincy State Bank, banking subsidiaries of Synovus Financial Corp., and Vanguard Bank and Trust Company, also a banking subsidiary of Synovus Financial Corp., but which possessed no shares of the class of securities which is the subject of this report in any fiduciary capacities, maintained as of December 31, 1996, in various agency, custody, safekeeping or asset management capacities, or with brokers, for various agency, custody, safekeeping or asset management customers: 10,360,375; 154,254; 19,875; and 47,703 shares, respectively, or an aggregate of 10,582,207 shares, of the class of securities which is the subject of this report.



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